MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE AND SIX MONTHS ENDED JUNE 30, 2010

August 05, 2010

TABLE OF CONTENTS

INTRODUCTION 2
ADDITIONAL INFORMATION 2
INFORMATION ABOUT FORWARD-LOOKING STATEMENTS 2
CAUTIONARY NOTE TO U.S. INVESTORS 3
OVERVIEW, REVIEW OF ACTIVITIES AND OUTLOOK 4
STRATEGY 12
RISK MANAGEMENT 12
REVIEW OF FINANCIAL RESULTS 13
SUMMARY OF QUARTERLY RESULTS (UNAUDITED) 14
LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES 15
FINANCIAL INSTRUMENTS 16
NORMAL COURSE ISSUER BID 16
CRITICAL ACCOUNTING ESTIMATES 17
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION 18
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) 18
RISKS AND UNCERTAINTIES 19
OTHER INFORMATION 30
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING 30

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated August 05, 2010, focuses upon the activities, results of operations, and liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three and six months ended June 30, 2010.  In order to better understand the MD&A, it should be read in conjunction with the unaudited financial statements and notes thereto for the three and six months ended June 30, 2010 and the audited financial statements, notes and MD&A for the year ended December 31, 2009.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The significant accounting policies are outlined in Notes 2 and 3 to the Company’s financial statements for the year ended December 31, 2009.  These accounting policies have been applied consistently for the three and six months ended June 30, 2010.

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.  Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations and their economic benefit to the Northwest Territories and Canada;
•	expectations around the process for obtaining operating permits;
•	the Company’s plans for further exploration at the Prairie Creek Mine;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	the future mining operations and production plans of Vatukoula Gold Mines Plc, as reported by management of Vatukoula Gold Mines Plc in its public filings;
•	the Company’s planned conversion to International Financial Reporting Standards; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements.

Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

OVERVIEW, REVIEW OF ACTIVITIES AND OUTLOOK

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN,” and in the United States on the OTC Bulletin Board under the symbol “CZICF,” and is engaged in the business of exploration and development of natural resource properties.

The Company’s principal focus is to advance the Prairie Creek Mine (the “Mine” or “Prairie Creek”), a zinc/lead/silver property located in the Northwest Territories of Canada, towards production.  CZN also owns a 15.6% interest in Vatukoula Gold Mines Plc, a United Kingdom AIM listed (part of the London Stock Exchange) company which owns and operates the Vatukoula Gold Mine located in Fiji.

In June 2010 the Company completed a brokered private placement for total proceeds of $2,500,000 ($2,281,000 net of issuance costs) consisting of 6,250,000 in Flow-Through Shares at $0.40 per share.  The Company intends to use the net proceeds of the private placement, which must be used for qualifying exploration expenditures, to finance a diamond drill exploration program as described in the “Outlook” section of this MD&A.  In consideration of the agent’s services in connection with the private placement, the agents were paid an aggregate cash fee equal to 7% of the gross proceeds raised and were issued broker warrants exercisable for common shares of the Company equal in number to 10% of the Flow-Through Common Shares issued.

Prairie Creek Mine – Environmental Assessment (“EA”) Overview

In March 2010, the Company submitted its Developer’s Assessment Report (“DAR”) for filing with the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”) and on May 20, submitted an Addendum to the DAR to the Review Board.  In a subsequent letter, dated May 28, 2010, the Review Board stated that it has determined that the DAR is in conformity with the Terms of Reference and the environmental assessment of the Prairie Creek Mine can now proceed.

The DAR is a report compiled by the Company and its consultants which incorporates further detailed mine site studies relating to various aspects of the proposed operation and the potential impact on the environment in addition to the studies previously completed as part of the original Project Description Report.  Particular emphasis and detail is placed on water quality impacts of the Mine on the Prairie Creek watershed.  This includes mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed, and possible downstream impacts on water and aquatic ecosystems.

In addition, since the access road has been included in the scope of development, studies of various potential environmental effects of the operation of the road were further examined.  The wider scope of development in the environmental assessment has provided the opportunity to optimize the road access route through examining alternative local routes that will lessen potential environmental impacts.  The Company is proposing to re-align sections of the access road to accommodate the wishes of the Nahanni Butte Dene Band by avoiding wetlands and wildlife habitat, and Parks Canada by avoiding karst features in the newly expanded Nahanni National Park Reserve through which part of the access road passes.  The result has been the identification of a shorter road route that traverses firmer ground, has fewer bends and better gradients and which will improve safety and reduce human and environmental risks.

The DAR outlines the Company’s assessment of any potential environmental impact that operating the Prairie Creek mine may have on the region as follows:

Human Environment:  The Prairie Creek Mine is a relatively modest project that is proposed for a region of the Northwest Territories that has limited other confirmed economic prospects. The real economic and social impact of this project will be generated through the participation of local labour and business in the area, including the communities of Nahanni Butte, Fort Simpson and Fort Liard. Participation will come in the form of direct employment, direct supply of goods and services, and spin-off activities. There will be a period of adjustment as people and communities integrate into the wage economy. The rise in financial wealth and all that it affords will more than offset this initial adjustment period.  For those living in the project area, an operating Prairie Creek Mine offers an opportunity for a generation of employment, and will result in a population that is better educated, better trained and better able to cope with, adapt to and capture new opportunities in the future.

Access road operations are expected to increase traditional land use in the area since a re-aligned access road will afford easier access to hunting areas and trap lines. However, a cooperative effort is required to control road access because unauthorized use poses risks to safety and to wildlife from hunting pressures.

Water Quality:  Recent studies show that the historical discharge of untreated mine drainage has had no significant impact on downstream water and stream sediment quality, or aquatic life. This suggests Prairie Creek is not particularly sensitive to discharges from the Mine. Nevertheless, Canadian Zinc’s water management strategy for operations will minimize the potential for impacts.

Predictions show that the planned discharge from the Mine during operations will not cause metal concentrations in Prairie Creek to exceed the targets when creek flows are in the normal range year round. Canadian Zinc will monitor flows in the creek, and if flows are found to be lower than normal, the discharge will be temporarily adjusted so that the targets are not exceeded. This will mean no impacts on Prairie Creek water at the Mine, or seven kilometres downstream at the new Nahanni National Park Reserve boundary.

After mine closure, there will be no drainage from mine portals because the Mine and access tunnels will be completely filled. However, bedrock surrounding the Mine workings is expected to allow the passage of groundwater. This water will contain metals, mostly from mineralization considered uneconomic and not mined, and to a lesser extent from the backfilled waste mixture. A small quantity of seepage from the covered Waste Rock Pile is also possible.

It is believed that the natural zinc concentrations that existed in Prairie Creek before any mine development potentially exceeded the water quality target during winter months when creek flows were lower than normal.

Predictions for Prairie Creek after mine closure suggest all metal concentrations will remain within the water quality targets when creek flows are in the normal range year round, but if creek flows are lower than monthly in winter, zinc concentrations could be similar to those predicted to have potentially occurred before mine development. Post-mine predictions also indicate higher cadmium concentrations in winter if creek flows are unusually low. However, cadmium is not stable in the natural environment and disperses quickly because of various natural reactions. Therefore, the target for this metal is unlikely to be exceeded. As such, it is likely that no additional impacts on water quality will occur after mine closure compared to pre-mine conditions.

Fish:  Bull trout and mountain whitefish are found in Prairie Creek near the Mine, however numbers are low. Spawning trout have been found in Funeral Creek, a tributary of Prairie Creek upstream of the Mine. No evidence of spawning has been found downstream of the Mine. Based on the water quality predictions, mine operations should have no impact on fish. Water quality after Mine closure may cause limited impacts in the immediate vicinity of the Mine site when Prairie Creek flows are less than winter norms. These impacts may have occurred naturally before the Mine existed.

Air:  New power generators and an incinerator will limit the release of exhaust gases. Humid conditions will naturally control dust. Any impacts will be limited to the Mine area.

Wildlife and Vegetation:  Impacts to wildlife from Mine operations are expected to be limited and largely avoidable. Dall’s sheep lamb on high ground in the area in the spring and could be disturbed by air traffic. Flight path management will be adopted. There is a potential for mortality of Dall’s sheep, woodland caribou and wood bison associated with access road use. A wildlife sighting and notification system will be adopted, in addition to the posting of speed limits. Grizzly bear-human encounters are possible at the Mine site and programs to limit any attraction of bears will be implemented, along with training to respond appropriately to bear encounters. No significant impacts on vegetation are expected because of the relatively small areas of disturbance relative to the large areas of vegetation types.

Terrain and Stability: No large-scale landslide features are evident near the Mine and access road, and the risk of major slope failure appears to be small. Small-scale slope failures and mudflows are possible along the access road east of the Mackenzie Mountains, particularly where permafrost might exist in lowland areas. Impacts can be minimized by good drainage and avoiding removal of the vegetation layer during annual road construction. Engineered structures (the Water Storage Pond and Waste Rock Pile) have been designed to be stable during earthquakes. Dykes protecting the site during major floods were designed and built properly. Maintenance repairs have been made to the armour rock on the dykes.

Accidents and Malfunctions:  The majority of Mine activities, and all those associated with chemicals, fuel and hazardous material, will take place within a dyke-protected area, isolated from Prairie Creek. Any spills or contamination can be contained on site, and discharge of site water to the environment can be stopped temporarily. The potential for spills or leaks along the access road will be minimized by controlling road use and using industry-standard containers for transport and storage. Winter conditions will assist in the containment of any spills until a response team can complete a clean-up. The bags of concentrate being transported will be frozen, but road bed tests will be made along the route to make sure material is not being lost.

Cumulative Effects:  Very little other activity is or will likely be occurring in the area during Mine operations that could cause cumulative effects. If the Mackenzie Gas Pipeline construction occurs during the life of the Mine, there will be significant regional disruption, but this is unlikely to significantly affect the Mine because the pipeline will require short-term skilled labour. Unauthorized use of the access road would raise safety and wildlife concerns. Canadian Zinc is hoping to control access, and will closely monitor road activity.

Monitoring and Reporting:  Significant monitoring of operations and the environment will occur during and after the Mine’s life. Canadian Zinc expects individuals from local communities to be involved in this, preferably as employees. Canadian Zinc undertakes to share the monitoring results. Canadian Zinc’s desire is for the current Canadian Zinc-Parks Canada-Dehcho Technical Committee to evolve into a more public, inclusive committee that meets frequently in the region, and is used as a forum to review Mine performance and to discuss and address concerns.

Socio-Economic:  A comprehensive Socio-Economic Impact Assessment was prepared as part of the DAR. The assessment indicates that during the operations phase the Prairie Creek Mine will directly employ approximately 220 people and 11 in head office, equivalent to 3,234 person years employment, and create an additional 288 Full-Time Equivalent (FTE) jobs across Canada, including 138 in the Northwest Territories.

Direct gross output is estimated at $1.5 Billion, of which almost half will go towards the purchase of goods and services, and Canada’s Gross Domestic Product (GDP) will rise by $1.2 Billion, of which $951 million will be in the Northwest Territories, over the life of the mine.

Once into its operations phase it is estimated that total expenditures on the Prairie Creek Project will approach $1 Billion (based on 2008 prices) over the initial fourteen year mine life. This will raise the Northwest Territories’ GDP by an average of $68 million annually, for a total of $951 million.

All comments and documents can be viewed on the MVEIRB website at
http://www.reviewboard.ca/registry/.

An updated Work Plan, including an estimated schedule for the EA, was announced by the Review Board on May 28, 2010.  The estimated schedule indicated the Analytical phase of the EA to continue to October 2010, followed by a Hearing phase and Close of the public registry by December 2010, with a Decision from the Review Board by March 2011.  The schedule is an estimate only and may involve a number of additional Information Requests if required.

After the Decision the Report of EA is forwarded to the Federal Minister for further review. If accepted by the Minister the application is returned to the Review Board with recommendations to direct it back to the Mackenzie Valley Land and Water Board (“MVLWB”) for issue of permits.  It is uncertain how long the review by the Minister may take.

Following the EA will be a further regulatory stage, managed by the MVLWB (with input from territorial and federal agencies), before permits are issued.  These permits will include any conditions recommended as a result of the EA.

Since 2001 the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property from the MVLWB, including two Type “B” Water Licences, four land Use permits for exploration activities and underground development and a winter road permit.  Various aspects of the Prairie Creek Project have been the subject of five previous EAs carried out by MVEIRB, all of which resulted in recommendations that the relevant project be allowed to proceed.

Although the Company has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities, the Company has, to date, successfully carried out extensive programs at Prairie Creek, in accordance with all regulatory requirements and in compliance with all permits and licences.

Given the open-ended nature of the Mackenzie Valley permitting process, and the Company’s experience to date, it is likely that the Environmental Assessment process will extend for a considerable time.

When the Company receives its operating permits, which is not a certain event, additional financing will be required to bring the mine into commercial production.  This will be very dependent on future market conditions, especially with regard to commodity prices, which may impact the Company’s ability to complete development of Prairie Creek.  The Company is currently evaluating the cost of the future development required at Prairie Creek and currently estimates that an additional $80 - $100 million will be required.  This number, however, is highly uncertain and could materially change based on final project design, permitting conditions and economic circumstances at that time.

Prairie Creek Operations Update

The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne,  a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential. The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver.  The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

In May 2008, the Company applied to the Mackenzie Valley Land and Water Board for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road.  A detailed Project Description Report (“PDR”) was filed with the MVLWB as part of the permit applications.  After conducting and completing the preliminary screening the MVLWB determined that the land use permit and water licence applications might have a significant impact on the environment and might be the cause of public concern.  The concerns were around water quality, wildlife, damage to landscape, and long term risk of contamination.  The MVLWB therefore resolved, in September 2008, to refer the Land Use Permit applications as well as the Water Licence application to the Mackenzie Valley Environmental Impact Review Board for Environmental Assessment.

The proposed development and operation of the Prairie Creek Project is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board, which expects to complete the EA process in 2011.

The Prairie Creek Mine was “winterized” throughout the period from January 1, 2010 to June 1, 2010 with no activity taking place apart from a site visit to obtain water samples.  The Company’s focus and efforts during the three and six months ended June 30, 2010, were on the completion of the documentation required to continue the Environmental Assessment. The Prairie Creek minesite was reopened June 2, 2010 to continue care and maintenance, environmental monitoring programs and also prepare for the upcoming diamond drill exploration program.

During the quarter ended June 30, 2010, the Company continued its Impact Benefits Agreement discussions and engagement with the local communities of Nahanni Butte Dene Band and Liidlii Kue First Nation (Fort Simpson) with whom Canadian Zinc has entered into Memoranda of Understanding to establish mutually beneficial, cooperative and productive relationships.  Canadian Zinc has agreed to use its best efforts to employ community members on a first preference basis and to assist the communities to benefit from the business opportunities associated with the Prairie Creek Project.

Investment in Vatukoula Gold Mines Plc

Canadian Zinc currently holds 628,669,022 shares of Vatukoula Gold Mines Plc (“VGM”), which represents approximately 15.6% of the issued share capital.  VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.  The shares of VGM were acquired for investment purposes.  Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

At June 30, 2010, the quoted market value of the Company’s investment in Vatukoula Gold Mines Plc was $19.533 million compared to $14.039 million at December 31, 2009.

Cautionary note:  The information presented below with regard to the operations of Vatukoula Gold Mines Plc has been summarized from VGM’s publicly announced documents.

	Mar 2010 - May 2010 Q3	Dec 2009 - Feb 2010 Q2	Sept 2009 - Nov 2009 Q1	9 Months to 31 May 2010	9 Months to 31 May 2009
Underground Mining / Sulphide Processing
Ore mined (t)	71,534	62,606	45,105	179,245	168,831
Average grade (g/t)	6.93	6.93	8.34	7.28	6.75
Ore delivered (t)	65,944	58,230	43,406	167,580	143,111
Sulphide head grade (g/t)	5.87	6.60	8.63	6.85	6.70
Oxide Plant
Ore delivered (t)	56,856	43,472	43,900	144,228	-
Oxide head grade (g/t)	1.87	1.99	1.93	1.93	-
Total
Development (metres)	2,371	2,036	1,664	6,071	4,074
Ore processed (t) ( Sulphide + Oxide)	123,372	102,302	86,329	312,003	143,033
Average ore head grade (g/t)	4.07	4.64	5.29	4.59	6.70
Total Recovery (%)	82.20%	84.14%	84.28%	83.11%	85.37%
Gold recovered * (oz)	13,306	12,869	12,227	38,402	26,313
Gold shipped (oz)	11,299	15,267	8,826	35,391	26,629
Cash Costs
Cash cost / recovered ounce** (US$) (unaudited)	751	684	584	679	927
Cash cost / tonne*** (US$) (unaudited)	81	86	83	84	148
Average realised gold price (US$ / oz)	1,161	1,104	1,096	1,125	850
Mine net earnings (loss) (£ ,000) (unaudited)	1,545	4,586	1,292	7,311	(1,173)
* includes gold which has been partially processed, but not produced as gold dore or shipped
** excludes amortization and depreciation, unrealised foreign exchange rate movements, provisions, and gold stock movements
*** only includes mining and milling plus royalties

Operational highlights for VGM for the three and nine months ended May 31, 2010:

•	Gold recovered increased to 38,402 ozs for the Nine Months (2009: 26,313 ozs) and 13,306 ozs for the Third Quarter (Q2: 12,869 ozs)

•	Gold sales of 35,391 ozs for the Nine Months (2009: 26,629 ozs) and 11,299 ozs for the Third Quarter (Q2: 15,267 oz).

•	Third Quarter underground production increased to 71,534 tonnes, (Q2: 62,606 tonnes)

•	Mine net earnings for the Nine Months increased to £7.3 million compared to a loss of £1.2 million for the same period in 2009 (unaudited)

•
Cash costs per ounce of gold recovered was US$679/oz for the Nine Months and US$751/oz for the Third Quarter, compared to US$927/oz for the first nine months ended 31 May 2009 and US$684/oz in the second quarter (unaudited)

•
Cash costs per tonne of ore mine reduced to US$81 per tonne for the Third Quarter and US$84 per tonne for the Nine Months, compared to US$86 per tonne in the previous quarter and US$148 per tonne in the  nine months ended 31 May 2009 (unaudited)

•	New Exploration programme initiated to explore the extensive Vatukoula properties

On July 28, 2010, Vatukoula announced that gold recoveries for the fourth quarter had reached 12,940 ounces, bringing the total gold recovered for its financial year to date to 51,491 ounces.  This was higher than VGM’s revised forecast of 50,000 ounces for the year ended August 2010, with the remaining five weeks of forward production still to be added to the 51,491 ounces produced in the year to date.

Increased underground mining rates and higher than planned gold grades have resulted in higher than forecast gold recoveries. For the period June 1 to July 21, 2010, 41,497 tonnes of underground sulphide ore with a delivered grade to the mill of 9.45 grams per tonne of gold were mined and processed.  In addition, during this same period, the oxide circuit processed 32,286 tonnes of open pit oxide ore with a delivered grade to the mill of 2.09 g/t.  Underground development continued at an accelerated pace in the same period. In the first seven weeks of the fourth quarter the Vatukoula mine recovered 12,940 ounces of gold.

On July 28, 2010, Vatukoula also announced that if had completed a placement of 400 million shares at a price of 1.85p per share to raise gross proceeds of £7.4 million.  After the placing, VGM’s total issued share capital was 4,013,235,568 ordinary shares.  Canadian Zinc did not participate in this placement of shares and its interest in VGM was diluted to 15.6%. The placing proceeds will be used by VGM primarily to embark on a two year exploration program focused on current mining and special prospecting licences in Fiji.

For further information on VGM refer to the company’s website:  www.vgmplc.com.

Adoption of New Stock Option Plan

At June 30, 2010, there were 9,090,000 incentive stock options outstanding all of which were granted under the 2004 Rolling Stock Option Plan. At the Annual General Meeting held on June 16, 2010, shareholders approved the adoption of a new incentive stock option plan (the “2010 Plan“). The 2010 Plan is a fixed share stock option plan pursuant to which options on up to 6,000,000 common shares may be issued to directors, officers, employees and service providers of the Company.  No new stock options will be granted under the 2004 Plan, which is a 10% rolling stock option plan, but the 9,090,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to that plan.  Stock options will only be granted under the 2010 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2010 Plan and the 2004 Plan does not exceed 6,000,000.  As the Company currently has 9,090,000 options outstanding, the Company will not grant options under the 2010 Plan until such time as this number of options outstanding falls below 6,000,000.

Under the 2010 Plan, each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board.  The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the Toronto Stock Exchange on the day of grant.  Each stock option is exercisable for one ordinary share of the Company and no amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Outlook

For 2010, Canadian Zinc’s primary focus will continue to be moving forward in the environmental assessment process for the operating permits for the Prairie Creek Mine.  Canadian Zinc has received the first round of formal Information Requests and anticipates responding to these in August with a view to adhering to the estimated timelines that were issued by the Review Board on May 28, 2010.

Site work, including care and maintenance, continuation of repair work to the access road, further environmental and engineering studies, and water treatment have recommenced at the Prairie Creek Mine for the 2010 season.

In addition, the Company has contracted a diamond drill company to undertake a deep-hole diamond drill exploration program to test for possible extensions of the main zone at Prairie Creek, approximately 1.5 kilometres north of the last drill hole (PC-95-125).  The vein target is projected to occur at a depth of approximately 900 metres below the 870 level (presently the lowest developed underground level) and 1,100 metres below surface.  It is planned to also drill off a number of wedges from the initial deep-hole in order to further explore the target area.

The northernmost drill hole (PC-95-125) within the presently defined mineral resource at the Prairie Creek mine returned multiple significant mineralized vein intersections 750 metres down the hole including a 6.3 metre core intercept grading 18.7% zinc, 8.5% lead and 239 grams per tonne silver.  Similar continuous surface geology, along with the presence of surface metal anomalies in soil and the existence of the high grade Rico Showing at surface 2.4 kilometres further north of the planned drill hole, all indicate excellent potential that mineralization may continue at depth north from the existing defined mineral resource.

Site preparations for this exploration diamond drill-hole program have commenced, including constructing an access road to the site where the drilling will take place.  The drill equipment and supplies have been shipped to the site and it is expected that the drill hole will be collared in August.

The Company holds a Land Use Permit for exploration issued by the MVLWB, which is valid to September 2012.

STRATEGY

Canadian Zinc’s long-term aim has been, and continues to be, to bring the Prairie Creek Mine into production.  CZN is committed to the responsible and sustainable development of the Prairie Creek Mine.  The Company is acutely aware of the ecological value and importance of the area to First Nations, conservationists and the public in general.  CZN intends to operate the Prairie Creek Mine with best available technology and environmental protection so that the temporary impact on the environment during operations are minimal, and long-term effects after closure of the mine will be negligible.  CZN believes that mineral development and conservation of ecological resources need not be mutually exclusive.

The Company’s vision is the development and successful operation of the Prairie Creek Mine with controlled road access, where the ecology is protected, and mineral extraction with its related economic benefits successfully co-exist with traditional aboriginal land uses and the neighboring Nahanni National Park Reserve.

The Company has continued to make progress with its strategy to bring the Prairie Creek Mine into production and, as described in this MD&A, has submitted applications for operating permits which are currently undergoing environmental assessment.  CZN has sought to continue cost-saving measures in the short-term, in order to focus on the currently required key activities and to preserve cash resources.

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Canadian Zinc believes that acquisition of suitable mining assets or businesses using the Company’s funds could add shareholder value and diversify the interests of the Company.  As noted above in the “Overview, Review of Activities and Outlook” section to this MD&A, during 2009 Canadian Zinc acquired an investment in Vatukoula Gold Mines Plc, and now holds approximately 15.6% of VGM’s shares.  In addition, Canadian Zinc acquired 11% of the issued share capital of Zazu Metals Corporation.

RISK MANAGEMENT

As described in this MD&A in the section “Risks and Uncertainties,” Canadian Zinc’s activities and status as an exploration / development company expose the Company to a variety of risks, many of which are beyond the direct control of the Company.

However, management has sought to manage risks within its control using several key components:

Corporate Values:  Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code.

Policies:  Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting:  Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors.  The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System:  Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns.  The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee.  Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel.  All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited financial statements of the Company for the three months and six months ended June 30, 2010 and other public disclosure documents of the Company.

For the three months ended June 30, 2010, the Company reported a net loss of $4.661 million compared to a loss of $722,000 for the three months end June 30, 2009.  For the six months ended June 30, 2010, the Company reported net income of $2.578 million compared to a loss of $1.019 million for the comparative period in 2009.  The net income in first six months of 2010 was primarily attributable to  gains on the Company’s marketable securities during the early part of the year that were partly offset by subsequent decreases in values which were the main contributors to the loss in the second quarter.

Mineral Exploration and Development Costs

For the three and six months ended June 30, 2010, the Company expensed $415,000 and $911,000 respectively on mineral exploration and development compared to $656,000 and $979,000 for the equivalent prior year periods.  These costs included accretion and depreciation charges related to the asset retirement obligation and mining plant and equipment of $52,000 (2009 - $62,000) and $103,000 (2009 - $125,000) respectively for the three and six months ended June 30, 2010.  In the  comparative periods, exploration and development costs for the three and six months ended June 30, 2009 include $273,000 of expenditure relating to the Tuvatu Gold Project ($Nil for 2010).  Details of the mineral exploration and development costs are shown in Note 10 to the unaudited financial statements for the three and six months ended June 30, 2010.

Excluding accretion and depreciation, exploration and development expenditures for Prairie Creek amounted to $363,000 (2009 - $321,000) and $808,000 (2009 - $581,000) respectively for the three and six months ended June 30, 2010.  The overall increase in expenditures on the Prairie Creek project relate to additional permitting and environmental costs during the six months ended June 30, 2010 as the Company worked on the completion of its Developer’s Assessment Report.  During the three and six months ended June 30, 2010, permitting and environmental costs were $183,000 and $546,000 respectively compared to $110,000 and $256,000 for the equivalent prior year periods.

Revenue and Investment Income

The Company is in the development stage and does not generate any cash flows from operations.  To date the Company has not earned any significant revenues other than interest and related investment income.  Investment income for the three and six months ended June 30, 2010 was $14,000 and $24,000 respectively compared to $82,000 and $212,000 for the equivalent 2009 periods.  The decrease is attributable to the overall decrease in amounts available for investment during the period ended June 30, 2010 compared to the prior year and the minimal rates of interest currently being paid for balances on account with financial institutions.

Administrative Expenses

Administrative expenses (excluding stock-based compensation and depreciation) for the three and six months ended June 30, 2010 were $435,000 and $782,000 respectively compared to $393,000 and $750,000 in the comparative 2009 periods.  The nature and size of the Company’s administrative operations are broadly consistent with the prior year period which is reflected in the minimal change in expense in this area.

Other Income (Expenses)

Gain/loss on marketable securities:  For the six months ended June 30, 2010, the Company recorded overall gains of $5.056 million compared to gains of $850,000 in the comparative 2009 period.  The Company recorded overall losses on its marketable securities of $3.038 million for the three months ended June 30, 2010 compared to gains of $519,000 for the equivalent prior year period.  The primary contribution to the gain for the period ended June 30, 2010, was the increase (since December 31, 2009) in the market value of the shares held in Vatukoula Gold Mines Plc.  All the Company’s marketable securities have been designated as held for trading assets by the Company.  Further details relating to the Company’s marketable securities are included in Note 6 to the unaudited financial statements for the three and six months ended June 30, 2010.

Related Party Transactions

The Company’s related party transactions during the three and six months ended June 30, 2010 consisted of rent for office space paid to a corporation with a common director of the Company in the amount of $6,000 for each period.  Particulars relating to related party transactions are shown in Note 16 to the unaudited financial statements for the three and six months ended June 30, 2010.

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(thousands of dollars except per share amounts)
Quarter ended	Investment Income $	Net (Loss) Income $	Net (Loss) Income per Common Share – basic $	Net (Loss) Income per Common Share – diluted $
June 30, 2010	14	(4,661)	(0.04)	(0.04)
March 31, 2010	10	7,239	0.06	0.06
December 31, 2009	14	(2,487)	(0.021)	(0.021)
September 30, 2009	16	(1,092)	(0.009)	(0.009)
June 30, 2009	82	3,265	0.027	0.027
March 31, 2009	130	(297)	(0.002)	(0.002)
December 31, 2008	201	(1,075)	(0.010)	(0.010)
September 30, 2008	184	(1,671)	(0.015)	(0.015)

The Company’s investment income has generally decreased as a result of lower cash, cash equivalents and short-term investment balances over the past eight quarters as the Company has funded its activities and invested in marketable securities and also as a result of the historically low interest rates currently being paid by financial institutions.  The net loss for the quarter ended June 30, 2010, primarily reflects the decrease in fair value of the Company’s investment in Vatukoula Gold Mines Plc during the quarter.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

In June 2010 the Company completed a brokered private placement for total proceeds of $2,500,000 ($2,281,000 net of issuance costs) consisting of 6,250,000 Flow-Through Shares at $0.40 per share.  The Company intends to use the net proceeds of the private placement, which must be used for qualifying exploration expenditures, to finance a diamond drill exploration program at the Prairie Creek Project.

As at June 30, 2010, the Company had cash and cash equivalents of $6.997 million, short term investments of $1.126 million and marketable securities of $20.284 million (for a total of $28.407 million).  The Company also had a positive working capital balance of $28.211 million.  As at December 31, 2009, the Company had cash and cash equivalents of $5.197 million, short term investments of $2.246 million, marketable securities of $15.382 million and a positive working capital balance of $22.476 million.

The Company’s short term investments at June 30, 2010 and December 31, 2009, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper.  The Company’s accounts payable and accrued liabilities at June 30, 2010 were $318,000 compared to $401,000 as at December 31, 2009.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income.  The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors change, with the permitting process and limited summer work program for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated to the permitting process, and in particular, the possibility that external consultants’ time may be required. CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

The Company is partially financed through the issuance of flow-through shares, requiring that the Company spend the proceeds for qualified mineral exploration expenses. Moreover, tax rules regarding flow-through investments set deadlines for carrying out the exploration work, subject to penalties if the conditions are not respected. Although the Company is committed to taking all the necessary measures, disallowance of certain expenses by the tax authorities could have a negative tax impact for investors.  The Company has until December 31, 2011 to make qualified mineral exploration expenses before being subject to penalties.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future.  The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits.  This is discussed in more detail in the “Risks and Uncertainties” section in this MD&A.  The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will be in the area of $80 – $100 million.

The Company currently holds marketable securities in Vatukoula Gold Mines Plc and Zazu Metals Corporation.  The investments in VGM and Zazu were both acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at June 30, 2010.  CZN’s ability to realize these investments (and make a gain) is dependent on the performance of the companies’ shares that have been acquired, which is not certain.

FINANCIAL INSTRUMENTS

The Company classifies its financial assets as either held for trading, available-for-sale, or loans and receivables.  Financial liabilities are classified as either held for trading, or loans and receivables.  The Company’s accounting policy for each category of financial instrument is summarized below:

Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at amortized cost, using the effective interest method.  The Company has classified its other receivables as loans and receivables.

Held for trading: Financial assets and liabilities that are purchased and incurred with the intention of generating income in the near term are classified as held for trading.  Financial instruments included in this category are initially recognized at fair value and transaction costs are taken directly to net income (loss) along with gains and losses arising from changes in fair value.  Regular-way purchases and sales of financial assets are accounted for on the trade date.  The Company has designated its cash and cash equivalents, short-term investments, marketable securities and restricted cash as held for trading.

Held-to-maturity investments are financial assets with fixed or determinable payments that the Company has the intention and ability to hold to maturity.  These are initially recognized at fair value including direct and incremental transaction costs and are subsequently valued at amortized cost using the effective interest rate method.  The Company has no financial assets classified as held-to-maturity.

Available-for-sale assets are financial assets that are designated as available-for-sale and are not categorized into any other categories as described above.  These assets are initially recognized at fair value including direct and incremental transaction costs and are subsequently held at fair value with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale when the cumulative gain or loss is transferred to net income.  The Company had no financial assets designated as available-for-sale.

Other liabilities: If not classified as held for trading, financial liabilities are classified as other liabilities.  After initial measurement at fair value, other liabilities are measured at amortized cost using the effective interest rate method.  Gains or losses are recognized in net income (loss) in the period when the liability is derecognized.  The Company has classified its accounts payable and accrued liabilities as other liabilities.

The fair values of the Company’s held for trading (current) assets, such as cash and cash equivalents, short-term investments and marketable securities, equal their carrying values of $28.407 million at June 30, 2010 (December 31, 2009 - $22.825 million) as these items are carried (on the balance sheet) at fair values with gains and losses recorded in the statement of operations.  The nature of the Company’s held for trading assets are such that they are valued based upon quoted market prices as at the reporting date

NORMAL COURSE ISSUER BID

The Company conducted a normal course issuer bid (the “Bid”) from May 13, 2008 to May 12, 2009. During the six months ended June 30, 2009, the Company acquired 68,500 common shares under the Bid for a total cost of $12,000. All shares purchased under the Company’s normal course issuer bid were cancelled and returned to treasury as soon as practical after the purchase date. The total number of shares purchased under the Bid that expired May 12, 2009 was 1,784,500 for a total cost of $390,000.

Effective June 1, 2010, the Company approved a renewed normal course issuer bid (the “Renewed Bid”) for a one year period ending May 31, 2011. Under the Renewed Bid, the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company. Daily purchases under the Renewed Bid may not exceed 33,038 common shares, subject to certain prescribed exceptions. To date, no common shares have been purchased under the Renewed Bid.

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any).  The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice.  These estimates are reviewed on an ongoing basis for updated information and facts.  The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Notes 2 and 3 to the financial statements for the year ended December 31, 2009.  The following is a discussion of the accounting estimates that are considered by management to be significant in determining the Company’s financial results and position included in the unaudited financial statements for the three and six months ended June 30, 2010:

Impairment of long-lived assets

The carrying value of resource interests at June 3, 2010 was $5.053 million (December 31, 2009 - $5.053 million) and for plant and equipment was $430,000 (December 31, 2009 - $483,000).  Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including resource interests and plant and equipment.  An impairment loss, if any, is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

At December 31, 2009, management carried out its annual impairment review and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of resource interests was indicated.  Management determined that for the period to June 30, 2010, there were no new indicators of possible impairment and that the carrying value of the long-lived assets remained appropriate.

In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources.   By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine.  The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

Asset retirement obligation (environmental estimates)

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined.  The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life.  Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses.  Actual expenditures incurred are charged against the accumulated obligation.  Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources.  The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed.  Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at June 30, 2010, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.383 million (December 31, 2009 - $2.383 million), mostly to be incurred at the end of the life of the mine.  These cash flows have been determined to have a present value of $1.278 million (December 31, 2009 - $1.238 million) based upon the following assumptions: long-term inflation rate of 2%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of at least ten years.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies outlined in Notes 2 and 3 of the Company’s audited financial statements for the year ended December 31, 2009, have been consistently applied for the three and six months ended June 30, 2010, with the exception of the initial adoption of new accounting standards as described below:

Business Combinations, Consolidations and Non-controlling Interests:  On January 1, 2010, the Company elected to adopt the recommendations included in CICA Handbook Sections 1582, “Business Combinations,” 1601, “Consolidations” and 1602, “Non-controlling Interests” which replace 1581, “Business Combinations” and 1600, “Consolidated Financial Statements.”  The new standards will only impact the Company’s financial reporting should a future business combination be entered into by Canadian Zinc.

Additional information on the adoption of these accounting standards, and on proposed future standards, can be found in Note 3 to the unaudited financial statements for the period ended June 30, 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA Accounting Standards Board confirmed that the use of IFRS will be required in 2011 for public companies in Canada (i.e., IFRS will replace Canadian GAAP for public companies).  The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  IFRS requires that in the year of implementation the comparative financial statements be restated to conform to the standards in place at the end of the year of adoption i.e. IFRS in place at December 31, 2011.

The Company has commenced the process to transition from current Canadian GAAP to IFRS, lead by the Company’s CFO.  The transition process consists of three primary phases:

(i) Scoping and Diagnostic Phase:  A preliminary diagnostic review has been completed by the Company, which included the determination, at a high level, of the financial reporting areas most likely to be impacted by IFRS.

(ii) Impact analysis, evaluation and design phase:  In this phase, each area identified during the scoping phase is addressed to determine more specific changes required to existing accounting policies and identify new accounting policies under IFRS.  This phase includes analysis and conclusion on the accounting choices available under IFRS.  The Company has identified key areas that may have a material impact on the Company’s financial statements.  These are discussed in more detail later in this section of the MD&A.  The full impact on future financial reporting is not reasonably determinable or estimable at this time.

(iii) Implementation and review phase:  This phase will include execution of any changes to business processes and completion of formal documents analyzing the transition to IFRS for approval by the Board of Directors.  It will also include the final production of complete IFRS-compliant financial statements for review by the audit committee.

In order to meet the various timelines and challenges presented by the transition to IFRS, and over-arching the three phases noted above, the Company has considered the elements of a changeover plan and, for Canadian Zinc, considers the following to be the key activities, milestones and status:

Key Activity	Key Milestones	Status
Financial Statement Preparation:

- Identify differences in Canadian GAAP / IFRS accounting policies.
- Select ongoing IFRS policies.
- Select IFRS 1 choices.
- Develop financial statement format.
- Quantify effects of changes in initial IFRS 1 disclosures and 2010 financial statements.

Senior management sign-off and audit committee review for all key accounting policy choices to be concluded by third quarter of 2010.

Draft financial statements to be prepared under IFRS format, with IFRS accounting policies.

Analysis of accounting issues has commenced to further resolve and evaluate high-level areas identified at the “diagnostic” stage.  This analysis is primarily in the form of “white papers” discussing and analyzing key differences between Canadian GAAP and IFRS to document expected disclosures (such as accounting policies and format under IFRS) and related issues to be addressed in the Company’s future IFRS financial statements.  Management continues to target the third quarter of 2010 to conclude this analysis.

Preliminary draft financial statements have been prepared to assist management in assessing possible accounting policies under IFRS and how these will impact the detailed analysis of accounting differences.  These financial statements will require updating as the conversion process progresses and also as new IFRS standards are pronounced.

As an over-arching attempt to manage the conversion process, the Company has sought to implement, where possible, accounting policies under Canadian GAAP that are broadly consistent with permitted choices under IFRS, which will minimize the differences on conversion.  For example, in 2008 the Company revised its accounting policy under Canadian GAAP to expense mineral exploration costs in order to minimize possible differences to IFRS.

Training:

Canadian Zinc is a relatively small company with limited operations and staff resource. Consideration is to be given to the level of expertise required for:
- Employees in general;
- Senior management and the Board, including the Audit Committee.

In order to manage and assess the IFRS conversion process the Company considers that the following personnel must possess sufficient understanding of IFRS as early as possible:
- CFO
- CEO
- Members of the Audit Committee.
Appropriate levels of expertise are required throughout the IFRS conversion project with ongoing training provided as needed.
The Company has provided time for the CFO and Audit Committee Chairman to attend externally provided IFRS training sessions.

The CEO, and certain other directors, currently sit on the Boards of companies that report under IFRS so possess knowledge of IFRS.

The needs of other members of the audit committee and the Company generally, are being reviewed in 2010 with the expectation that training at an appropriate level can be completed by the end of 2010.

Control Environment - Internal Control over Financial Reporting (ICFR):

For all accounting policy changes identified, the Company will assess ICFR design and effectiveness implications.

Appropriate changes to ICFR will be implemented as appropriate.

Assessment of ICFR will be performed throughout 2010 as the accounting policy changes are being documented and resolved.  The Company plans to be able to test the new ICFR relating to IFRS conversion in the fourth quarter of 2010.

At the current time, the Company anticipates that many of its ICFR relating to IFRS will form part of its current financial reporting process controls with the key element being management and board understanding of IFRS.  The exact nature of the changes has not yet been determined pending completion of the accounting policy documentation

Control Environment - Disclosure Controls and Procedures:

As the Company progresses through its IFRS conversion process and identifies accounting policy changes, these are to be reported to the public to ensure ongoing communication on the conversion.

Publish the likely impact of conversion on an ongoing basis and revised 2010 results and financial position in public filings during 2011 (i.e. comparative data previously presented under Canadian GAAP will be presented under IFRS).
Brief overview of high-level expected changes to accounting policies is presented in this MD&A (see below). The Company will continue to report updates in its MD&A during 2010.

Business Activities: At the current time, Canadian Zinc has very limited business activities as it continues to seek operating permits for the Prairie Creek Mine site.	Should the business transition to active operations during 2010 or 2011, the Company will seek to adopt accounting policies that comply with IFRS, such as for inventory.	Canadian Zinc will continue to monitor its business activities to determine whether there are changes that will require review under the IFRS conversion process.

Infrastructure – Information Technology:

Canadian Zinc will be required to ensure that its accounting system can capture data that facilitates reporting under IFRS (i.e. information during 2010 that will be reported initially under Canadian GAAP and then under IFRS in 2011 comparatives).
The Company will have to ensure data collected in 2010 can be used in both Canadian GAAP and IFRS reporting.
Management is still evaluating the changes that may be required, and which are mostly expected to be capturing data in more detailed general ledger accounts.  Given that the Company plans to complete its accounting policy review by the third quarter of 2010, it is likely that there will be some revisiting of prior periods to ensure that the capture of data was sufficient for IFRS purposes.

As discussed in the table above, Canadian Zinc has commenced its review of accounting policies and the changes that may be required to current accounting policies under Canadian GAAP.  The following discussion highlights some of the initial findings of this exercise:

IFRS 1, “First Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs.  The various accounting policy choices available are being assessed and those determined to be most appropriate will be implemented.  At the current time, CZN expects to apply the following optional exemptions under IFRS 1:  (a) Share-based payments (stock-based compensation) vested as at December 31, 2009 will not be retrospectively applied, (b) financial instruments designated as held for trading under Canadian GAAP will be designated as at fair value through profit or loss (to the extent permitted) in order to maintain the current accounting practice of changes in fair value being reported directly in the statement of operations and (c) decommissioning liabilities included in the cost of property, plant and equipment will be calculated as permitted under IFRS 1 rather than full retrospective application.

Canadian Zinc has also identified, in broad terms, certain key areas of financial reporting which may be significantly affected by the adoption of IFRS.  These are discussed in the table below:

Standards	Difference from Canadian GAAP	Potential Impact

Presentation and Disclosure	IFRS requires significantly more disclosure than Canadian GAAP for certain standards.	The increased disclosure requirements will cause the Company to change financial reporting processes to ensure the appropriate data is collected.

Stock-based Compensation
Under Canadian GAAP, vesting of employee stock options can be recognized on a straight-line basis whereas IFRS requires that each tranche of stock option vesting is treated as having a separate fair value.
The amount of the expense recognized under IFRS may be different to that under Canadian GAAP and is recognized more up-front.

Impairment of long-lived assets
IFRS requires the assessment of asset impairment to be based on discounted cash flows while Canadian GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows.

IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.

The differences in methodology may result in asset impairments upon transition to IFRS. In addition, the potential for asset impairments will increase in the future.

Asset retirement obligations (ARO)
IFRS requires asset retirement obligations to be adjusted to the discount rate in affect at each balance sheet date while GAAP retains the historical discount rate.  In addition, IFRS requires that ARO are accrued for constructive as well as legal obligations.  Canadian GAAP only requires that legal obligations are included.

The ARO recorded under IFRS may be greater than that under Canadian GAAP and the accounting treatment in the future may see more fluctuations in the amount reported.

The above list and related comments should not be regarded as a complete list of changes that will (or could) result from the Company’s transition to IFRS.  It is intended to highlight certain areas that management believes may be most significant; however, the Company’s assessment of the impacts of certain differences is still in process.  The standard-setting bodies of Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and these changes may have a material impact on the Company’s financial statements.  As a result, the final impact on the Company’s financial statements will only be measurable once all of the applicable IFRS standards at the final changeover are known, which is an ongoing process.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict.  Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Annual Information Form dated March 26, 2010, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

The risks below, and as described in the Company’s Annual Information Form and other Canadian and U.S. filings, are not the only risks facing the Company.  Additional risks and uncertainties not currently known to, or that are currently deemed to be immaterial, also may materially affect the Company’s business, financial condition and/or operating results.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Vatukoula Gold Mines Plc

As noted in this MD&A, the Company has a significant interest in Vatukoula Gold Mines Plc, which operates the Vatukoula Gold Mine in Fiji. Operations in Fiji add increased risks to the Company’s business affairs. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in Pounds Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mining, processing, development and mineral exploration activities of Canadian Zinc are subject to extensive federal, territorial and local laws and regulations, including various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

Between 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to the Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk.  The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations.  This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations.  Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek mine.  Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations.  The occurrence of these various factors and uncertainties cannot be accurately predicted.  The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River.

The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek mine is encircled by the expanded Nahanni National Park Reserve, however an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road. The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and may face some opposition or legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety.  Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations.  All phases of Canadian Zinc’s operations are subject to environmental regulation.  These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates - Asset retirement obligation (environmental estimates).”

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained, Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek Mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as occurred in late 2008, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;

•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.  Future production from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic.  The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable.  Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations.  Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar.  Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Development

The business of exploring for minerals and mining involves a high degree of risk.  There is no assurance the Company’s mineral exploration activities will be successful.  Few properties that are explored are ultimately developed into producing mines.  In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations.  Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs.  Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.  The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location.  Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs.  Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

The development plan for the Prairie Creek Project is based upon a Project Description Report prepared internally by the Company, with the assistance of outside consultants, in 2008. The Project Description Report is not a Feasibility Study. The Project Description Report outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the Resource Estimation in the 2007 NI 43-101 Technical Report.

The resource estimation in the Technical Report does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is over twenty-five years old and, although it has been held under care and maintenance, it has lain idle for more than twenty-five years and was never operated. There is significant risk attaching to the proposed operation of aged equipment.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Resources

The figures for Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Resources can be mined or processed profitably.  There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond Canadian Zinc’s control.  Such estimation is a subjective process, and the accuracy of any resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate.  The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable.  Future production could differ dramatically from mineral resource estimates for many reasons including the following:

• Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
• Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s mineral resources uneconomic;
• Increases in operating mining costs and processing costs could adversely affect mineral reserves or resources; and
• The grade of mineral reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the mineral reserves or resources.

Any of these factors may require Canadian Zinc to reduce its mineral reserve or mineral resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations.  Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms.  In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons.  Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel.  Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Two directors of Canadian Zinc also serve as directors of Vatukoula Gold Mines Plc.  Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties.  The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt.  These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects.  The validity and ownership of mining property holdings can be uncertain and may be contested.  There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories.  The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims.  Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained.  Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects.  No assurances can be given that there are no title defects affecting such properties.

Competition

The mining industry is competitive in all of its phases.  There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential.  Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.  Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc.  As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”).  As of December 31, 2009, SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting.  If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX.  The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares.  In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations.  Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments.  In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting.  Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $44.160 million through June 30, 2010.  There can be no assurance that the Company will be able to operate profitably during future periods.  If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and development plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of June 30, 2010 there were 125,150,563 common shares outstanding.  As of the date hereof, the Company had share purchase options outstanding allowing the holders of these options to purchase 9,090,000 common shares.  Directors and officers of the Company hold 7,100,000 of these share purchase options and 1,990,000 share purchase options are held by contractors and employees of the Company. In addition, on June 30, 2010 the Company issued 625,000 broker warrants. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods.  Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Dividend Policy

No dividends have been paid by the Company to date.  The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements.

As at August 05, 2010, the Company had the following securities issued and outstanding:

Common shares	125,550,563
Share purchase warrants	625,000	exercisable at $0.40 per share
Common share purchase options	8,690,000	exercisable between $0.23 - $0.94 per share

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

Based on current securities legislation in Canada and the United States, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2009, and have concluded that such disclosure controls and procedures were operating effectively at that date.

There were no significant changes to the Company’s disclosure controls process during the three months ended June 30, 2010.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected.  Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation.  Furthermore, the effectiveness of internal controls can change with circumstances.  The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible.  This risk is dealt with by management identified compensating controls such as Board or senior management review where appropriate.  At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

As at December 31, 2009, the CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, as at December 31, 2009, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met. Certain additional testing of internal controls is performed during the course of the year to support the CEO and CFO in their annual evaluation. There have been no material changes to internal controls since the year ended December 31, 2009.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Ernst & Young LLP, an independent registered public accounting firm, audited the financial statements for the year ended December 31, 2009, and expressed an unqualified opinion thereon.  Ernst & Young LLP has also expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2009.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting.  Effective June 02, 2010 the Company appointed a new Chief Financial Officer. There were no significant changes made to internal controls over financial reporting during the three months ended June 30, 2010.
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